Management’s Discussion and Analysis for Quarter Ended June 30, 2012

I.	INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations for the three and six months ended June 30, 2012. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards (“IFRS”), and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2012 (prepared in accordance IAS 34 Financial Reporting (“IAS 34”). The information provided herein supplements, but does not form part of, the condensed consolidated interim financial statements. This discussion covers the three and six month periods ended June 30, 2012 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in United States dollars unless otherwise indicated. Information for this MD&A is as at June 30, 2012.

II.	BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and is focused on the exploration and development of resource properties in the Americas for the mining of precious metals.

Tahoe’s principal objective is to develop the Escobal project, a development-stage silver project located in southeastern Guatemala containing high-grade silver, gold, lead, and zinc mineralization (the “Escobal project”). Tahoe is continuing ongoing exploration drilling programs, detailed metallurgical investigations and engineering design work as well as permitting and developing the Escobal project. The project is currently under construction and, pending receipt of operating permits, commercial production of silver-bearing concentrates is expected in 2014.

Developing the Escobal project into a profitable silver mining operation will depend upon Tahoe’s ability to define mineral reserves, to permit operations and to advance the project to production. The Company also engages in activities to review prospective mineral property acquisitions. The Company currently does not have any commercial operations or revenue. Tahoe expects that its current assets are sufficient to finance the Escobal project.

III.	HIGHLIGHTS OF 2012

Business and Political

•

During the second quarter, a new Guatemalan administration, led by President Perez, announced a proposal for 51 constitutional reforms, including a proposal permitting the state to acquire up to a 40% interest in natural resource projects. Government officials subsequently stated that the proposed amendment does not cover existing projects such as Escobal. However, it is unclear how this may affect the Company’s regional exploration program. The administration is still in the process of revising and eliminating certain of the proposals and has announced that the proposed Constitutional reforms will be formally presented to the Congress in August 2012.

•	The Ministry of Energy and Mines (“MEM”) introduced amendments to Guatemala’s Mining Act, one of which would require the Company to pay new royalty rates. If

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

passed by Congress, these amendments would supplant the voluntary royalty agreement entered into by the government and the Chamber of Industry in January 2012. The increased royalty rates from the voluntary agreement and new tax rates approved by Congress in 2012 are reflected in the Company’s May 2012 Escobal Preliminary Economic Assessment (“PEA”).

•

As at June 30, 2012, Tahoe had outstanding a total of 145,373,423 common shares, 2,672,574 options to purchase common shares and 370,000 deferred share awards. As at June 30, 2012, Tahoe had a total of 148,415,997 common shares issued and outstanding on a fully diluted basis.

Operational

•	Underground development progressed in the east and west declines and the Company finished the quarter with 2,433 metres of total development.

•	Underground development has been slowed by inflows of perched water associated with geologic structures in the east and central headings. The Company is expanding its dewatering well program.

•

Power line installation along the highway right-of-way was temporarily delayed by the interference of protestors. The Company plans to resume and complete power line installation in the second half of 2012.

•	Earthwork, concrete placement and development of the mill and ancillary facilities at Escobal continued to advance.

•	Exploration drilling east and west along strike as well as down-dip on the Escobal vein continued through the quarter.

•	Acquisition of all operating permits is now complete with the exception of the Oasis exploitation permit which the Company expects to receive in the second half of 2012.

IV.	EXPLORATION AND OPERATIONS

	A.	Exploration

All of the known Mineral Resources for the Escobal project are located on the Oasis license, one of four exploration licenses which comprise the Escobal project. Exploration during the quarter was carried out through diamond drilling, employing contract and Company-owned drills to identify lateral and down-dip extensions of the previously defined resource, to locate new mineralized zones through step-out drilling and to upgrade portions of inferred resource through in-fill drilling. Five drills operated at Escobal through the quarter with one additional deep-capacity drill added to the project in May 2012.

The Escobal project Mineral Resource occurs in a mineralized zone within the Oasis license that is referred to as the “Escobal vein”. Exploration to date has defined the Escobal vein through drill core analyses from drilling campaigns carried out continually since 2007. As at June 30, 2012, a total of 366 exploration holes have been drilled on the Escobal vein for an aggregate of 140,045 metres. In addition, 21 drill holes totaling 4,943 metres have been completed for the purpose of collecting metallurgical test samples.

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

Drilling continues to further test potential at Escobal while regional work attempts to develop new target areas. During the quarter, a total of 22 exploration holes for 13,079 metres were drilled at Escobal to define extensions of the East, Central, and Margarito zones, and to explore for new mineralized zones in the extreme east and west extension areas.

The first drill hole in the deep West zone has been completed utilizing the new deep- capacity drill. Core from this drill hole contained mineralization similar to the Escobal vein, but assays are not yet available.

On a regional basis, drilling continued at the Varejones project 20 kilometres east of Escobal with two drills. Drilling during the quarter totaled 14 holes for 4,422 metres on three target areas along the three kilometre long Varejones vein trend. To date, drilling has identified vein mineralization that does not appear to be economically viable and the drilling was suspended in late June. All data will be reviewed to determine if additional drilling is warranted.

B.	Operations

At the Escobal project in the second quarter of 2012, Tahoe primarily focused on (1) permitting activities and government relations; and (2) advancing underground headings, mill construction, and development of facilities.

1.	Permitting Activities and Government Relations

	a.	Proposed Changes to Guatemalan Mining Law and Tax Reform

Proposed Constitutional Reform: On June 25, 2012, President Perez announced he will propose changes to Guatemala’s mining laws as part of a package of constitutional reforms to be presented to Congress for debate in August 2012. One of the proposals would permit the Guatemalan government to acquire as much as a 40% stake in new mining projects. A draft of the proposal states, "the state reserves the right to acquire up to 40% of all extraction businesses. The state will be able to become a shareholder in all companies that extract natural resources." The Company has been reassured by government officials and the President that the proposed changes will not affect the Escobal project. President Perez publicly stated that the new rules - if approved - would only apply to future projects and the state would not seek shares or ownership stakes in companies already operating in Guatemala, including Tahoe. However, it is not clear how the proposed reforms would affect the Company’s Guatemalan exploration projects. To be effective, Constitutional amendments require a two-thirds vote in the 158-member unicameral congress where Perez's conservative Patriot Party holds 63 seats. If the Guatemalan Congress passes these reforms, they would undergo a public vote requiring majority approval.

Proposed Mining Law Reform: In January 2012 the new administration and the Mining Industry Association agreed to general terms of a royalty agreement (“General Royalty Agreement”) in which the industry agreed to voluntarily pay higher royalties to the national and local governments. Subsequent to executing the General Royalty Agreement, the Company and the federal government began discussing the terms of an individual royalty agreement (“Escobal Royalty

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

Agreement”) that is expected to be finalized sometime in 2012. The Escobal Royalty Agreement is expected to commit the Company to pay a Net Smelter Revenue (“NSR”) royalty on the concentrates sold from the Escobal project’s mine production, amounting to 5% NSR on gold, 4% NSR on silver, and 3% NSR derived from base metals. The Escobal Royalty Agreement is expected to stipulate that 50% of the royalty shall be paid to the local communities and 50% to the federal government. The Company also expects the royalty to revert to the 1% NSR contained in the current Mining Law if silver prices fall below $16.00 per ounce. Finally, if the current Mining Law is amended to include a new royalty structure, the terms of the General Royalty Agreement will be supplanted.

In June 2012 MEM Minister Erick Archila announced that President Perez will introduce amendments to Guatemala’s Mining Act, one of which would require the Company to pay new royalty rates up to 5% for gold and silver. A revised Mining Act has not been presented to Congress.

Tax Reform: In the first quarter of 2012, the Guatemalan legislature passed new tax legislation which will take effect in January 2013. Presently income tax is imposed in Guatemala under one of two regimes, the general regime or the optional regime. The general regime consists of a 5% flat tax on gross revenues. Alternatively, tax payers can choose the optional regime consisting of a 31% tax based on net income. Starting in 2013, the optional regime will impose a rate of 7% gross revenue income tax (total revenue less exemptions) and the general regime will impose a rate of 25% net revenue income tax (total income less costs and expenses). A new 5% dividend tax will go into effect and the 3% stamp tax payable on dividends will be eliminated.

b.	Exploitation Permit

From 2008-2011 President Colom imposed a de facto, extra-legal moratorium on the issuance of new mineral resource permits. As a result of the moratorium, MEM issued very few new licenses during Colom’s tenure. In November 2011, Otto Perez Molina was elected as the new Guatemalan President. President Perez Molina, who was inaugurated on January 14, 2012, has committed to upholding the mining law as written and does not support the prior administration’s moratorium on new mining licenses. In the wake of President Perez’s election, MEM began reviewing and granting new mining concessions.

In the first quarter of 2012 MEM completed a legal review of the Company’s application for an exploitation permit for Escobal. All administrative steps for approval have been completed. The Company now awaits MEM’s final permit approval which is expected in the second half of 2012.

The Escobal project is currently in the exploration, development, and construction phase which activities are permitted by both MEM and MARN. However, there can be no assurance as to when or if the necessary exploitation permit will be granted. As the Escobal project is the Company’s primary project, failure to timely obtain the exploitation permit would have a material adverse effect on the Company’s business.

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

c.	Concession Filings

The three exploration concessions (Oasis, Lucero, Andres) that were transferred from Goldcorp to Tahoe at the IPO remain in good standing. Environmental management plans for proposed drilling in these concessions have been approved by MARN and all targets within these areas are approved for drilling. In May 2012 MEM approved the San Juan Bosco exploration concession. All other concessions are pending approval by MEM before an application can be made for drilling. After moratorium- related inactivity within MEM in 2011, preparations for concession granting has proceeded in early 2012. Based on discussions with MEM in the second quarter, the Company expects that the El Olivo exploration concession and the Soledad reconnaissance concession may be approved in the second half of 2012.

2.	Underground Development and Construction

The operations group continued to be focused on development activities in the second quarter including underground development work, development of surface facilities, and mill construction. Second quarter 2012 total development advance was 959 metres. Total project advance as at June 30, 2012 was 2,433 metres.

The first Escobal project dewatering well has been dewatering the Escobal Central zone structure effectively at a sustained rate of approximately 200 gallons per minute since installation in mid-2011. Progress in advancing underground development has been slowed when the declines occasionally intersect north-south trending water-bearing structures. Access roads and drill platforms for additional surface dewatering wells were completed during the quarter and two drills were mobilized to advance the dewatering program. One well was completed during the quarter and a third and fourth well are in progress. These wells are designed to draw the water table down to an elevation below the 1190 level of the underground operation designed for the Central Zone.

The Company has secured all necessary permits to construct the 69 kV power line from the San Rafael substation 5.6 kilometres from the site. A small group of protestors has resisted the Company’s attempts to install the power line along an approved right of way. Discussions with the Perez administration, local governors and other government officials have resulted in assurances that the Company will have assistance to enforce its rights to construct and operate the power line. The Company has engaged with neighbors living in proximity to the power line route to educate the local community about the project. The Company plans to restart power line construction in the third quarter and to complete installation in the second half of 2012.

Surface development priorities include completion of site earthworks, water diversion channel, concrete foundations, and dry tailings disposal site. In the second quarter, development progressed on the site access road, and civil work on foundations, and installation of structural steel for the process plant facilities as well as the support facilities such as offices and shops. Work on foundations in the crushing and grinding, flotation, and concentrate and tailings filtration areas progressed on schedule and mechanical installation of crushing and grinding equipment began at the end of the quarter. Electrical installations on-site also progressed on schedule.

The Company remains on schedule for mill commissioning in the second half of 2013 and ramping up to full production in early 2014, subject to receiving the exploitation license.

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

As at June 30, 2012, project procurement and major equipment delivery-date forecasts remained on schedule. Delivery of the mine backfill batch plant could be delayed due to financial difficulties experienced by the manufacturer; the project team is working to resolve this during the third quarter. Contracts were executed for electrical material supply, laboratory building erection, electrical substation, and QA/QC services for structural steel, soil and concrete.

M3 Engineering has been contracted to perform EPCM activities for the Escobal project. M3’s design, procurement, and management of project development continued during the second quarter. Detailed design for the mill and tailing facilities is 65% complete.

Project Status and Timeline

Permitting has advanced on schedule. An EIS that addresses the environmental impacts associated with exploitation of the mineral body was approved by MARN on October 21, 2011 by Resolution 3061-2011/DIGARN/ECM/beor. This resolution clears the way for construction of the mine, processing plant, and surface facilities required for exploitation.

Underground development began with excavation of the East and West Portals in May, 2011. Decline development followed completion of the portals and is on track to support the company’s goals for exploration and production. Development of the surface facilities including the processing plant began in October 2011 following receipt of the resolution approving the EIS for exploitation. The Company expects to receive the exploitation permit in the second half of 2012. The exploitation permit is required to produce concentrates from the mine. All other permits required for continued exploration, construction and operations are in place.

Mill commissioning is currently projected to start in the second half of 2013 with commercial production expected in early 2014. The Board has approved the Company’s plan to continue Escobal project development for the 4,500 tpd case along the guidelines provided for in the 5-year plan outlined in the May 2012 PEA and subject to receipt of the Escobal exploitation permit. Work on the expansion began in 2012 with production in excess of 3,500 metric tons per day expected as early as 2015. A decision to expand beyond 4,500 metric tons per day is expected to be considered in concert with positive exploration results anticipated over the next several years.

V.	RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Escobal project. The Company is subject to many of the risks common to startup enterprises, including permitting, personnel limitations, financial risks, metals prices, the need to raise capital, resource shortages, geologic risks and lack of revenues. Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2011 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

VI.	SELECTED FINANCIAL INFORMATION

	A.	Basis of Presentation

The financial statements and the quarterly results presented in the table below are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2011. The Company has chosen to expense all exploration, evaluation and project development costs, except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. These accounting policies have been followed consistently throughout the quarter.

	B.	Summary of Quarterly Results

Selected consolidated financial information from continuing operations for the preceding eight quarters is as follows (expressed in thousands of United States dollars, except per share information):

			Net loss per
		Net	common		Total
	Interest	income	share (basic		shareholders’
Quarters ended	income	(loss)	/diluted)	Total assets	equity
September 30, 2010	314	(3,386)	(0.03)	617,245	614,903
December 31, 2010	391	(201)	0.00	958,120	955,059
March 31, 2011	1,030	227	0.00	977,034	970,567
June 30, 2011	1,027	(13,338)	(0.09)	967,778	960,861
September 31, 2011	972	(39,106)	(0.27)	932,784	924,208
December 31, 2011	934	(16,949)	(0.12)	922,005	911,654
March 31, 2012	562	(20,976)	(0.15)	903,572	893,201
June 30, 2012	448	(26,073)	(0.18)	887,863	873,585

Since the completion of the Company’s IPO and acquisition of the Escobal project in June 2010, the Company has expanded Escobal project site activities and incurred significant operational and exploration expenses. Prior to January 1, 2011 variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) in Canadian dollar denominated cash balances, and exploration drill programs.

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

C.	Results of Operations

Due to the relatively recent commencement of development activities at the Escobal project, the consummation of the Company’s IPO in June 2010 and subsequent equity financing in December 2010, comparisons between the interim periods may not be meaningful. The following results of operations provide information on expenses incurred in the quarters ended June 30, 2012 and 2011.

Exploration expense for the second quarter of 2012 was $4.3 million. A total of 22 exploration holes for 13,079 metres were drilled at Escobal for the period. On a regional basis, drilling continued at Varejones totaling 14 holes for 4,422 metres on three target areas along the three kilometre vein trend.

Exploration expense for the second quarter of 2011 was $2.6 million and consisted primarily of exploration drilling at the Escobal project designed to upgrade and to expand the established mineral resource.

During the second quarter of 2012 and 2011, the Company incurred Escobal project expenses of $14.1 million and $8.6 million, respectively. Variations in general site and mine infrastructure between the second quarter of 2012 and 2011 can be attributed to a change in site activities. These activities include earthwork, concrete placement, the development of the mill and facilities, and underground development. Cash and non-cash expenses for the second quarter are:

Cash expenses	2012	2011
General site infrastructure	$-	$2,294
Mine infrastructure	7,073	2,338
Engineering and design studies	389	567
Mine administration and other direct costs	4,759	2,658
Salaries, wages and benefits	890	494
Total cash expenses	13,111	8,350

Non-cash expenses
Share-based compensation	(443)	69
Depreciation	1,472	156
Total project expenses	$14,140	$8,576

Additionally, during the second quarter of 2012 and 2011, corporate administration expenses were $5,126 and $5,642, respectively. These include non-cash compensation expense of $2,197 in 2012 and $3,406 in 2011. Cash expenses include corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services, rental and other general and administrative expenses.

Interest income earned by the Company on its cash balances for the second quarter of 2012 was $448, compared to $1,027 for the second quarter of 2011.

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

Foreign exchange loss of $2,790 and a gain of $2,539 were recorded for the second quarter of 2012 and 2011, respectively. These resulted from the depreciation and appreciation of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash and cash equivalent balances at the end of the respective periods.

D.	Cash Flow

Operating activities reported a net cash outflow of $15.4 million in the second quarter of 2012 compared to $12.8 million in the same quarter of 2011. The increase in cash outflow to operations resulted from increased underground development and surface development expenses in 2012.

Second quarter investing activities in 2012 amounted to $32.7 million primarily in capitalized property, plant and equipment, which compares to $64.4 million in the second quarter of 2011 primarily from the purchase of $62.4 million of short term investments.

Financing activities in the second quarter of 2012 generated a net $3.6 million, whereas financing activities in the same period of 2011 generated a net $0.2 million. Cash generated from financing activities in both periods resulted from the exercise of underwriter warrants and employee stock options.

E.	Summary of Operating Results

Selected consolidated financial information from continuing operations for the six months ended June 30, 2012 and 2011 follows (expressed in thousands of United States dollars, except per share information):

	Six months ended
	June 30, 2012	June 30, 2011
Share-based compensation (non-cash item)	$4 ,757	$6,737
Corporate overhead (excluding non-cash)	5,428	4,411
Escobal project expenses (excluding non-cash)	29,058	12,164
Depreciation	2,790	173
Exploration expenses	7,099	3,906
	49,132	27,391
Foreign exchange (gain) loss	(1,236)	(12,321)
Interest income	(1,010)	(2,058)
Income tax expense	193	99
Other income and expense	(30)	-
Loss (gain) for the period	$47,049	$13,111
Loss per share – basic	$(0.33)	$(0.09)
Loss per share – diluted	$(0.33)	$(0.09)
Total assets	$887,863	$967,778
Long-term liabilities	$1,799	$649

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

F.	Liquidity and Capital Resources

The Company’s cash and cash equivalents balance as at June 30, 2012 was $271.1 million.

The Company had working capital of $259.4 million and long-term liabilities of $1.8 million consisting primarily of accrued reclamation as at June 30, 2012.

Estimated project expenditures remaining for 2012 total $150.0 million consisting primarily of budgeted project construction. It is the opinion of management, based on the Company’s current liquidity position and estimates of remaining project expenses, that the Company’s liquid assets will be sufficient to discharge liabilities and fund the Escobal project through development and startup of commercial production expected in early 2014.

G.	Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have high-credit qualities. A minimal amount of cash is held by banks in Switzerland and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments. The Company also contracts for goods and services mainly in United States currency.

Cash and cash equivalents consist of cash and term deposits that are redeemable on demand. At June 30, 2012, the Company’s cash and cash equivalent holdings consisted of CAN$158,483 ($155,520 US dollar equivalent), $115,202 and $415 in US dollar equivalent in other currencies. For the quarter ended June 30, 2012 the Company recognized a foreign exchange loss of $2,790.

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

H.	Share Capital and Financings

As at June 30, 2012, the Company had 145,373,423 issued and outstanding common shares. Since its inception on November 10, 2009 to the date of this MD&A, the Company has issued shares as follows:

	Description of Issuance	Number of Shares
Nov mber 2009	Issued on incorporation	1
March 2010	Issued on conversion of director loans	2,350,000
April 2010	Issued to directors for cash	750,000
June 2010	Share issued in Initial Public Offering	58,000,000
	Over-allotment option exercise	5,800,000
	Shares issued to Vendors in acquisition of Escobal Project	43,686,667
	Additional shares issued to Vendors in acquisition of Escobal Project, after giving effect to over-allotment option	4,079,333
	Issued to advisor on Escobal Project acquisition	364,304
	Issued under restricted share awards (RSAs) to directors	60,000
	Issued under restricted share awards to consultant as compensation for services	60,000
September 2010	Underwriter warrants exercised at CAN$6.00 per share	200,700
November 2010	Underwriter warrants exercised at CAN$6.00 per share	280,720
December 2010	Underwriter warrants exercised at CAN$6.00 per share	280,720
	Shares issued in prospectus offering (including exercise in full of the over-allotment option )	24,959,692
December 2010	Options exercised at CAN$6.40 per share	2,500
January 2011	Underwriter warrants exercised at CAN$6.00 per share	475,210
February 2011	Underwriter warrants exercised at CAN$6.00 per share	201,340
March 2011	Underwriter warrants exercised at CAN$6.00 per share	1,456,235
May 2011	Shares issued under Restricted Share Awards (RSAs) to directors	35,000
June 2011	Shares issued under Restricted Share Awards (DSAs)	42,000
Nov ember 2011	Underwriter warrants exercised at CAN$6.00 per share	52,635
Nov ember 2011	Options exercised at CAN$6.40 per share	50,000
December 2011	Options exercised at CAN$6.40 per share	240,000
February 2012	Options exercised at CAN$6.40 per share	36,463
March 2012	Shares issued under Deferred Share Awards (DSAs)	52,000
April 2012	Options exercised at CAN$6.40 per share	16,463
April 2012	Underwriter warrants exercised at CAN$6.00 per share	280,720
May 2012	Options exercised at CAN$6.40 per share	23,000
May 2012	Underwriter warrants exercised at CAN$6.00 per share	255,200
May 2012	Shares issued under Restricted Share Awards (RSAs) to directors	35,000
June 2012	Share issued under Deferred Share Awards (DSAs)	1,222,000
June 2012	Underwriter warrants exercised at CAN$6.00 per share	25,520
	Balance Outstanding	145,373,423

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

On January 9, 2012, the Company granted stock options to an employee for the acquisition of up to 12,000 common shares exercisable at the price of CAN$18.77 per share on or before January 9, 2017. The options vest over three years in three equal tranches beginning on January 9, 2013.

On March 8, 2012, the Company granted stock options to employees for the acquisition of up to 69,000 common shares exercisable at the price of CAN$21.68 per share on or before March 8, 2017. The options vest over three years in three equal tranches beginning on March 8, 2013.

On March 3, 2012, 52,000 DSAs vested; the shares were issued to the recipients under the provisions of the Share Plan and $937 was transferred to share capital from share based payments reserve.

On March 8, 2012, the Company granted 224,000 DSAs to executives and employees.

On May 8, 2012, the company granted 35,000 RSAs to directors. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

On June 8, 2012, 1,180,000 DSAs vested; the shares were issued to the recipients under the provisions of the Share Plan and $6,796 was transferred to share capital from share based payments reserve.

On June 9, 2012, 42,000 DSAs vested; the shares were issued to the recipients under the provisions of the Share Plan and $255 was transferred to share capital from share based payments reserve.

I.	Asset Valuation

There have been no events or changes in circumstances that would indicate an impairment of the Escobal project as at June 30, 2012.

J.	Commitments, Contingencies and Off-Balance Sheet Arrangements

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows (expressed in thousands):

Fiscal 2012	$1,033
Fiscal 2013	500
Fiscal 2014	198
Fiscal 2015	117
Total lease commitments	$1,848

August 3, 2012

Management’s Discussion and Analysis for Quarter Ended June 30, 2012

As at June 30, 2012, the Company has signed purchase orders to purchase equipment as follows:

June 30,
2012
Power line construction	$1,035
Plant construction and equipment	55,250
Underground and surface equipment	11,517
Portals construction materials and supplies	6,793
Services and others	2,930
Business system implementation	2,204
$79,729

The Company currently has no other off-balance sheet arrangements.

K.	Reclamation and Closure

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. As at June 30, 2012 the Company has estimated the present value of the future reclamation obligation arising from its activities to be $1,312. The present value calculation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $1,964, and the commencement of reclamation activities in 19 years. Reclamation liability as at June 30, 2011 was negligible as there had been no significant disturbance at the Escobal mine site at that time.

L.	Outstanding Share Data

As at June 30, 2012, the Company had the following common shares and stock options outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal project acquisition and related activities	113,272,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	3,877,426
Common shares issued under RSA compensation plan	164,000
Stock options (vested and unvested) outstanding	2,672,574
DSAs outstanding	370,000
Fully diluted shares outstanding	148,415,997

M.	Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates (see paragraph below).

The factors affecting share-based expenses include estimates of when stock options might be exercised and stock price volatility. The timing of the exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has no internal historical data available to determine volatility in accordance with Black-Scholes modeling so it has included data of companies with similar assets. However, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

N.	Related Party Transactions

Goldcorp holds a 40% interest in the Company’s publicly traded shares on a fully-diluted basis. In 2010 transactions with Goldcorp consisted of the purchase of the Escobal project for cash and share consideration and the receipt of cash for the purchase of 10,285,692 common shares by Goldcorp in the Company’s December 2010 financing. The purchase of the Escobal project and purchase price was negotiated at arms length.

VII.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

	A.	Management’s Report on Disclosure Controls and Procedures

Our management, including the Chairman and Chief Executive Officer and the Vice- President, Finance and Chief Financial Officer, acknowledge responsibility for the design of disclosure controls and procedures and internal controls over financial reporting.

There has been no change in our internal controls over financial reporting during the three months ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

	B.	Management’s Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that the internal controls over financial reporting are effective at a reasonable assurance level as of the end of the period covered by this report.

C.	Changes in Internal Controls

There were no changes to the Company’s internal controls over financial reporting during the quarter ended June 30, 2012 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (“SEDAR”) website at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this MD&A may include, but is not limited to: statements relating to changes in Guatemalan mining laws and regulations; information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal project (including the purchase of additional land) and to expand its resource base; statements relating to feasibility level metallurgical test work being done in connection with a feasibility study and economic assessment; costs and timing of development of the Escobal project including the completion of the power line, mill start up and full production and statements related to achieving production in excess of 3,500 metric tons per day by 2015; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation including the expected timeline for receiving the exploitation permit for the Escobal project and the El Olivo exploration concession and the Soledad reconnaissance concession; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-

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Management’s Discussion and Analysis for Quarter Ended June 30, 2012

looking information, including risks associated with our dependence on the Escobal project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company's hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company's 2011 Annual Information Form available on www.sedar.com under the heading "Description of Our Business – Risk Factors".

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States ("SEC"), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

August 3, 2012